UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZOGENIX, INC.

(Name of Subject Company)

ZOGENIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities)

Stephen J. Farr, Ph.D.

President and Chief Executive Officer

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, CA 94608

(510) 550-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

R. Scott Shean

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Zogenix, Inc., a Delaware corporation, with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2022, relating to the tender offer (the “Offer”) by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), at a purchase price equal to (i) $26.00, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 1, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 1, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(V)	Employee Frequently Asked Questions issued by the Company, dated February 1, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zogenix, Inc.

By:	/s/ Stephen J. Farr
Name:	Stephen J. Farr. Ph.D.
Title:	President and Chief Executive Officer

Dated: February 1, 2022

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